February 16, 2010

Ms. Pamela Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 4631
Washington, D.C. 20549

RE:	SEC Letter dated January 14, 2010
The Clorox Company, Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 25, 2009
Definitive Proxy Statement on Schedule 14A
Filed October 2, 2009
File Number 1-07151

Dear Ms. Long:

We respectfully submit the following responses to the comments included in your letter of January 14, 2010, relating to your review of the Company’s Form 10-K for the Fiscal Year Ended June 30, 2009 and Definitive Proxy Statement on Schedule 14A.

Use of Peer Company Data, page 16

1.	We note your response to comment 2 of our letter dated October 29, 2009. We disagree with your view that the disclosure of a targeted percentile range is not required unless a particular named executive’s salary is materially different from the targeted range. Because peer company comparable data is a material factor in determining compensation, in future filings please provide disclosure of where actual payments fell for each named executive officer within targeted parameters and to the extent actual compensation was outside a targeted percentile range, please explain why. Such explanations could include a discussion of the other factors you cited in your response.

Response: In future filings, we will explain our targeted percentile range for salaries and whether actual salaries are within the range, and if not, we will explain why.

Ms. Pamela Long
February 16, 2010

2.	We note your response to comment 3 of our letter dated October 29, 2009. It appears that individual performance is a material factor taken into account when awarding annual incentive compensation. Indeed, your proxy indicates that the Committee considered individual performance when adjusting payouts to named executive officers. In future filings, please discuss the specific items of individual performance, including individual objectives, the Management Development and Compensation Committee used to determine annual incentives for each named executive officer. Please see Items 402(b)(2)(vii) and (ix) of Regulation S-K.

Response: In future filings, we will disclose any specific items of individual performance that the Management Development and Compensation Committee used to determine that an annual incentive payout for a particular named executive officer will vary from the amount determined based on financial targets and the Committee’s evaluation of strategic goals.

3.	We note your response to comment 4 of our letter dated October 29, 2009. In future filings, please disclose the specific strategic goals used in awarding compensation to the extent they are significant factors in determining the amount of compensation paid to your named executive officers regardless of the absence of their formulaic application. See Items 402(b)(2)(v) and (vii) of Regulation S-K.

Response: In future filings, we will (a) discuss any specific strategic goals that cause the payout to vary from the amount determined based on the financial targets (unless any such specific strategic goal constitutes proprietary information or confidential commercial or financial information that would, if disclosed, result in competitive harm) or (b) disclose that the evaluation of the strategic goals did not result in an adjustment to the payout determined based on the financial targets. If disclosure of any of the strategic goals would result in competitive harm, we will provide disclosure regarding how difficult it will be for the Company to achieve such undisclosed goals, in accordance with Instruction 4 to Item 402(b) of Regulation S-K.
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If you have any questions or need any additional information, please contact Angela Hilt at (510) 271-7021 or me at (510) 271-3388.

Sincerely,

/s/ Laura Stein

Laura Stein
SVP – General Counsel

cc:	Jackie Kane, SVP-Human Resources
Mary Greenawald, VP-Strategic Total Rewards
Angela Hilt, VP-Corporate Secretary and Associate General Counsel